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                              September 8, 2023

       Pablo Manuel Vera Pinto
       Chief Financial Officer
       Vista Energy, S.A.B. de C.V.
       Pedregal 24, Floor 4
       Colonia Molino del Rey, Alcald  a Miguel Hidalgo
       Mexico City, 11040
       Mexico

                                                        Re: Vista Energy,
S.A.B. de C.V.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 24,
2023
                                                            File No. 001-39000

       Dear Pablo Manuel Vera Pinto:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Presentation of Information
       Measurements, Oil and Natural Gas Terms and Other Data, page 6

   1. Please expand the information relating to oil and natural gas measured as barrels of oil
                                                        equivalent (   boe   )
to additionally provide the factor for converting your natural gas volumes disclosed in
cubic feet to equivalent barrels of oil (e.g., the number of cubic feet of gas per barrel of
oil equivalent). Refer to Instruction 3 to Item 1202(a)(2) of Regulation
                                                        S-K.
       Business Overview
       Reserves, page 67
 Pablo Manuel Vera Pinto
FirstName LastNamePablo   Manuel Vera Pinto
Vista Energy, S.A.B. de C.V.
Comapany 8,
September  NameVista
              2023    Energy, S.A.B. de C.V.
September
Page 2     8, 2023 Page 2
FirstName LastName
2. Please modify the tabular presentations of your proved developed and proved undeveloped reserves provided on page 68 to additionally provide your net gas quantities
         (consumption plus natural gas sales) expressed in terms of cubic feet of natural gas, e.g., as Bcf. Also modify your presentations to include separate disclosure of the net quantities of your reserves by individual country, e.g., disclose and clearly identify the reserves attributable to Argentina and to Mexico. Please provide us with an illustration of your proposed disclosure revisions. Refer to the requirements in Item 1201(d) and the illustration in Item 1202(a)(1) of Regulation S-K.
3. Please expand your disclosure to include a reconciliation and accompanying explanation of the material changes that occurred in proved undeveloped reserves during the year ended December 31, 2022. Your discussion should separately identify and quantify the net change attributable to each of the individual items, such as revisions, extensions and discoveries, transfers through conversion of reserves to developed status, sales and acquisitions, that contributed to the overall change in the net quantities of your proved undeveloped reserves. To the extent that two or more unrelated factors are combined to arrive at the overall change for an individual item, your disclosure should separately identify and quantify each individual factor, including offsetting factors, that contributed to the change so that the change in net reserve quantities that occurred between December
         31, 2021 and December 31, 2022 is fully explained.

         The disclosure of revisions in the previous estimates of your proved undeveloped reserves in particular should identify the individual factors such as the changes caused by commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan, as applicable.

         Please note that you may disclose the changes in the net quantities of your proved undeveloped reserves by individual product of oil and natural gas or alternatively in terms
         of barrels of oil equivalent, e.g.,    total all products
consistent with the guidance and
         example shown in FASB ASC 932-235-55-2 relating to the disclosure of the changes that occurred in total proved reserves. Please provide us with an illustration of your proposed disclosure revisions.

         Refer to Item 1203(b) of Regulation S-K and your responses to prior comment 1 in the letters dated September 28 and October 16, 2020 regarding disclosure in your Form 20-F for the year ended December 31, 2019.
Productive Wells, page 72

4. Please expand your disclosure of productive wells, present activities and drilling activities to additionally include non-operated wells, if any. Also clarify your disclosure to indicate
         that the number of wells shown under the sections    Present
Activities    and    Drilling
         Activities    represent net wells, if true. Refer to the disclosure
requirements in Items 1205,
         1206 and 1208 and the definition of a net well in Item 1208(c)(2) of Regulation S-K.
 Pablo Manuel Vera Pinto
Vista Energy, S.A.B. de C.V.
September 8, 2023
Page 3
Production, page 73

5. Please expand your disclosure of production for each of the last three fiscal years shown on pages 73 and 119 to provide the comparable information relating to your assets in
         Mexico. Refer to the disclosure requirements in Item 1204(a) of Regulation S-K.
Notes to Consolidated Financial Statements as of December 31, 2022 and 2021, and for the
Years Ended December 31, 2022, 2021 and 2020
Note 35. Supplementary Information on Oil and Gas Activities (Unaudited) Estimated Crude Oil and Natural Gas Reserves, page F-91

6. Please expand the tabular presentation of your proved developed and proved undeveloped reserves, by individual product type and by country, presented on pages F-92 through F-
         93 to additionally provide the net quantities at the beginning of the initial period shown in the reserves reconciliation, e.g., December 31, 2019. Refer to FASB ASC 932-235-50-4.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 or Brad Skinner,
Office Chief, at (202) 551-3489 with any questions.



FirstName LastNamePablo Manuel Vera Pinto                       Sincerely,
Comapany NameVista Energy, S.A.B. de C.V.
                                                                Division of
Corporation Finance
September 8, 2023 Page 3                                        Office of
Energy & Transportation
FirstName LastName